UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 001-35286

FRANCO-NEVADA CORPORATION

(Translation of registrant’s name into English)

Exchange Tower, 130 King Street West, Suite 740, P.O. Box 467 Toronto, Ontario, Canada M5X 1E4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong

Date: March 19, 2013	Lloyd Hong

Chief Legal Officer & Corporate Secretary

INDEX TO EXHIBITS

99.1	Press Release dated March 19, 2013 – Franco-Nevada Reports Strong 2012 Financial Results and Hosts Investor Day

99.2	Technical Report dated January 1, 2013, entitled “Palmarejo Project SW Chihuahua State, Mexico YE 2012 – Technical Report”

99.3	Certificate of Qualified Person – Donald J. Birak

99.4	Certificate of Qualified Person – Keith Blair

99.5	Certificate of Qualified Person – Klaus Triebel

99.6	Credit Agreement dated January 23, 2013 between, inter alia, Franco-Nevada Corporation, Franco-Nevada U.S. Corporation and Canadian Imperial Bank of Commerce, as Administrative Agent